Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 1 DATED OCTOBER 6, 2017
TO THE PROSPECTUS DATED SEPTEMBER 22, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated September 22, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT III), Inc.; and
(2)	updates regarding our revolving credit facility.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $3,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 22, 2016. Of these shares, we are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,250,000,000 in shares of Class A common stock (Class A shares) and $1,250,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of September 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 158,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $1.5 million, consisting of approximately 156,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.5 million ($713,000 in Class A shares and $804,000 in Class T shares), and approximately 2,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $22,000. As of September 30, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 1.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $16.7 million ($12.6 million in Class A shares and $4.1 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of September 30, 2017, approximately $3.5 billion in shares of our common stock remained available for sale in the offering. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of September 30, 2017 and, therefore, subscriptions from residents of Pennsylvania and Washington will be held in escrow until we have received aggregate subscriptions of at least $125.0 million and $20.0 million, respectively.
We will offer shares of our common stock pursuant to the offering until September 22, 2018, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by September 22, 2018, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Revolving Credit Facility
The following information supersedes and replaces the first sentence of the second paragraph of the section of our prospectus captioned “Investment Objectives and Policies — Debt — Revolving Credit Facility” beginning on page 103 of the prospectus.
The Credit Facility allows our operating partnership to borrow up to $100.0 million in revolving loans (the Revolving Loans), with the maximum amount outstanding under the Credit Facility not to exceed the borrowing base (the Borrowing Base) while the Credit Facility is secured, calculated as (i) 65% of the Asset Value (as defined in the Credit Agreement, as amended) allocated to each qualified property comprising eligible collateral (collectively, the Qualified Properties) during the period from February 28, 2017 to September 23, 2018; and (ii) 60% of the Asset Value allocated to the Qualified Properties thereafter, in either case, less certain unsecured debt.

CCIT 3-SUP-1B